Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                            November 10, 2009

Depositary's Notice pertaining to the Extraordinary General Meeting of Shareholders of Acergy S.A.

Issue:               Acergy S.A.  / Cusip 00443E104

Country:             Luxembourg

Meeting Details:     Extraordinary General Meeting of Shareholders - December
                     17, 2009 at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg. 11:00 AM Local Time.

Meeting Agenda:      The Company's Notice of Meeting and supporting materials,
                     including the Agenda, is enclosed

Voting Deadline:     On or before December 7, 2009 at 2:00 PM (New York City
                     time)

ADR Record Date:     October 30, 2009

Common: ADR ratio    1 Common Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Extraordinary General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Please refer to attached note on voting.

In the event of a postponement of the Extraordinary General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting.

For further information, please contact:

Deutsche Bank - Depositary Receipts
Corporate Actions

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